

December 19, 2011

Via E-mail
Andro Gvichiya, Chief Executive Officer
Licont, Corp.
c/o W. Scott Lawler
3550 N. Central Avenue, Suite 1025
Phoenix, Arizona 85012

> **Re:** **Licont, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 1, 2011**
> **File No. 333-177359**

Dear Mr. Gvichiya:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. We note your response to comment 6 in our letter dated November 16, 2011 and the related revisions in your response. In an appropriate place in your filing, please revise your disclosure to clarify what it means to be registered as an Apple developer, and whether Apple may refuse to register you as such. We reissue comment 6 in our letter dated November 16, 2011 as it pertains to this point.

Risk Factors, page 6

If we do not obtain additional financing, page 6

2. We note your response to comment 10 in our letter dated November 16, 2011. As previously requested, in an appropriate place please revise your disclosure to clarify how you will allocate the $10,500 of "minimum additional capital necessary to fund [y]our planned operations for" the next 12 months among "general administrative expenses,

business development, marketing costs and costs associated with being a publicly reporting company," in the event you are unable to raise the $33,100 in expenses you expect to incur in the next 12 months.

Audited Financial Statements for the Period From Inception (May 2, 2011) to September 30, 2011

Statement of Operations, page F-3

3. We reviewed your response to comment 25 in our letter dated November 16, 2011. Net loss from operations still does not appear to be the arithmetic sum of your operating revenues and expenses. Please revise or advise.

Note 2 – Going Concern, page F-6

4. We reviewed the revisions to your disclosure in response to comment 26 in our letter dated November 16, 2011. Please revise your disclosure to also state that Mr. Gvichiya has no firm commitment, arrangement or legal obligation to advance or loan funds to the Company, similar to your Risk Factor disclosure on page 8.

Exhibit 5.1

5. It is inappropriate for counsel's opinion to be contingent on "the declaration of effectiveness of the Registration Statement" and the sale of the shares "pursuant to the Company's prospectus," given that the shares being registered for resale are already issued and outstanding. Please revise the opinion accordingly.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director